BRITVIC plc

RECEIVED

2007 MAY 10 A 6:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 April 2007

Tel: 01245 504482
Fax: 01245 504077

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington
DC 20549
USA

SUPPL

07023382

Dear Sirs

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

Please find enclosed a copy of a regulatory regulatory announcement released to the London Stock Exchange on 24 April 2007.

Yours faithfully

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

John Price
Company Secretary

Encs.

Registered Office:
Britvic House
Broomfield Road
Chelmsford CM1 1TU

Registered in London
No. 5604923

Company	Britvic plc
TIDM	BVIC
Headline	Outsourcing Proposals
Released	14:00 24-Apr-07
Number	3689V

RNS Number:3689V
Britvic plc
24 April 2007

Britvic plc ("Britvic") Outsourcing Proposals - 24 April 2007

As a result of a review focused on its strategic goal of driving efficiency and reducing cost, Britvic has today entered into a consultation process with its employees on the following proposals:

- the outsourcing of its secondary retail distribution network to KN Drinks Logistics

- the outsourcing of its vending and chiller remanufacturing operations to Apollo Vending Services

As a result of these proposals it is anticipated that up to 450 employees would be transferred from Britvic to KN Drinks Logistics and Apollo Vending Services in FY08. Both proposals are subject to the employee consultation process, due diligence and any contract finalisation. It is currently anticipated that these operational changes would be implemented by October 2007.

Related to these proposals, Britvic has exchanged contracts for the disposal and short term lease back of its depot in Tamworth, the only freehold site within the secondary retail distribution network, at a net cash consideration of £9.0m. This compares to a NBV of £5.8m as at 15 April 2006.

Over the last two years Britvic has driven a number of significant efficiency programmes delivering £11m of sustainable overhead cost savings with an additional £4m of savings identified for FY07 and £3m for FY08. The actions detailed in today's announcement are expected to add an incremental £5-6m in annualised savings at an operating profit level by FY09 at a one off exceptional cost of £3-4m in FY08. The proposals would also reduce capital expenditure requirements by £2-3m from FY08.

For further information please contact:

Investors:

John Gibney /Jo Guano +44 (0)1245 504 330

Media:

Britvic main switchboard +44 (0)1245 261 871
Julian Mears +44 (0)7834 962 542

Notes to editors

Britvic is one of the two leading soft drinks businesses in Great Britain.

Its broad portfolio of leading brands includes established names with high brand recognition such as Robinsons and Tango and highly successful innovations such as J20 and Fruit Shoot. Included within the portfolio are the Pepsi and 7UP brands, which Britvic produces, markets, sells and distributes under its exclusive appointment from PepsiCo which runs until December 2023. This brand and product portfolio enables Britvic to target and satisfy a wide range of consumer demands in all major soft drinks categories, via all available routes to market.

KN Drinks Logistics is a wholly owned subsidiary of Kuehne + Nagel Ltd. The Kuehne + Nagel Group is one of the world's leading logistics companies.

Apollo Vending Services provides outsourced vending operations which include a national machine delivery service and a remanufacture operation. It has been the national brand partner for Cadbury's vending operation since 1998.

Cautionary note regarding forward-looking statements

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

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